UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    8342GW101
                                    ---------
                                 (CUSIP Number)

                         Jezebel Management Corporation
                            JMC Venture Partners LLC
                                Michael D'Amelio
                                G. Lawrence Bero
                           2 Oliver Street, Suite 203
                                Boston, MA 02109
                           Attention: Michael D'Amelio
                                  617-338-3125
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2009
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 11 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      JEZEBEL MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      FLORIDA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY               4,838,570
     OWNED BY           --------------------------------------------------------
       EACH             8     SHARED VOTING POWER
     REPORTING
    PERSON WITH               0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              4,838,570
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,838,570
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      MICHAEL D'AMELIO
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF, AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY               38,744,843
     OWNED BY           --------------------------------------------------------
       EACH             8     SHARED VOTING POWER
     REPORTING
    PERSON WITH               0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              38,744,843
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,744,843
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 11 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      JMC VENTURE PARTNERS LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY               1,599,637
     OWNED BY           --------------------------------------------------------
       EACH             8     SHARED VOTING POWER
     REPORTING
    PERSON WITH               0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              1,599,637
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,599,637
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------


                               Page 4 of 11 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      G. LAWRENCE BERO
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY               1,599,637
     OWNED BY           --------------------------------------------------------
       EACH             8     SHARED VOTING POWER
     REPORTING
    PERSON WITH               0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              1,599,637
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,599,637
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 5 of 11 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the "Common Stock") of Solomon Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 14 Commerce Drive, Danbury, Connecticut 06810.

Item 2. Identity and Background.

      (a)-(c)     This Amendment No. 2 (this "Amendment") to the Statement on
                  Schedule 13D dated April 4, 2004 (the "Schedule 13D") filed by Jezebel Management Corporation, a corporation formed under laws of Florida ("Jezebel"), and Michael D'Amelio ("D'Amelio"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). This amended Schedule 13D is also being filed by G. Lawrence Bero ("Bero") and JMC Venture Partners LLC, a private equity fund and a limited liability company formed under the laws of Delaware ("JMC"). D'Amelio and Bero are the sole Managing Directors and members of JMC. All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D. D'Amelio is a former director, vice president and secretary of the Company. D'Amelio, Bero, Jezebel and JMC are sometimes referred to herein as the "Reporting Persons."

                  The address of the principal executive office of Jezebel and JMC is 2 Oliver Street, Suite 203, Boston, MA 02109. Jezebel is wholly-owned by D'Amelio. The principal business of Jezebel is private investment.

                  D'Amelio's business address is 2 Oliver Street, Suite 203, Boston, MA 02109. D'Amelio is a partner in JMC Venture Partners LLC. Bero's business address is 2 Oliver Street, Suite 203, Boston, MA 02109. Bero is a partner in JMC Venture Partners LLC.

      (d) During the past five years, neither Jezebel nor, to Jezebel's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither D'Amelio nor Bero has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither JMC nor, to JMC knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of JMC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, neither Jezebel nor, to Jezebel's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither D'Amelio nor Bero has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither JMC nor, to JMC knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of JMC, has been a party to a


                               Page 6 of 11 Pages
                  civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)         D'Amelio and Bero are each United States citizens.

Item 3. Source and Amount of Funds and Other Consideration.

On February 6, 2009, the Company issued to D'Amelio 20,000,000 shares of Common Stock as partial payment for services rendered as an employee to the Company. On August 15, 2008, the Company granted to D'Amelio an option to purchase 10,000,000 shares of Common Stock at $.03 per share in connection with his employment by the Company. The option was exercisable immediately and expires on June 20, 2013. On August 15, 2008, the Company granted to D'Amelio an option to purchase 1,000,000 shares of Common Stock at $.03 per share for services to the Company as a director. The option was exercisable immediately and expires on June 20, 2013. On November 4, 2008, D'Amelio surrendered for no consideration 16,209 shares of Common Stock held in escrow in connection with the acquisition of Technipower LLC by the Company in 2006 ("Technipower Acquisition"). In 2008, D'Amelio acquired 875,000 shares of Common Stock as payment for services as an employee of the Company. On September 6, 2007, D'Amelio acquired 32,696 shares of Common Stock pursuant to an adjustment made related to the Technipower Acquisition. On January 23, 2007, D'Amelio acquired 25,313 shares of Common Stock on the conversion of preferred stock previously issued to him in connection with the Technipower Acquisition.

On September 28, 2007, Jezebel purchased for $100 the right to convert the aggregate principal amount of senior secured notes of the Company held by Jezebel, plus accrued interest thereon as of September 30, 2007, into Common Stock at any time until the maturity date of certain senior secured notes, which was January 16 , 2009. The number of shares into which the notes are convertible is 2,861,937. The consideration used by Jezebel to acquire the option was Jezebel's investment capital.

On November 4, 2008, JMC surrendered for no consideration 51,829 shares of Common Stock held in escrow in connection with the Technipower Acquisition. On September 10, 2007, JMC acquired 284,638 shares of Common Stock as payment of certain fees earned pursuant to an Acquisition Line of Credit Agreement with the Company and a subsequent draw-down of funds used by the Company to purchase Deltron LLC. On September 6, 2007, JMC acquired 104,546 shares of Common Stock pursuant to an adjustment made related to the Technipower Acquisition. On August 30, 2007, JMC acquired 974,026 shares of Common Stock pursuant to the Acquisition Line of Credit Agreement. On January 23, 2007, JMC acquired 80,940 shares of Common Stock on the conversion of preferred stock previously issued to it in connection with the Technipower Acquisition

Item 4. Purpose of Transaction.

      (a)-(j). All of the shares of Common Stock were acquired for investment purposes or, in the case of certain shares beneficially owned by D'Amelio, were acquired in his capacity as an employee or director of the Company. See Item 3.

                  On February 12,, 2009, D'Amelio resigned from his positions as vice president and secretary of the Company and as a director of the Company.

                  On February 12, 2009, Jezebel made a demand to the Company seeking payment, in shares of Common Stock, for the aggregate principal amount of senior secured notes held by it plus accrued interest thereon. The Reporting Persons will continue to monitor their investments in the Company, and may consider taking actions consistent with the preservation or enhancement thereof, including actions seeking to enforce Jezebel's rights under the agreements governing the Company's senior secure notes.


                               Page 7 of 11 Pages

                  On February 13, 2009, JMC submitted a proposal to the Company to purchase for cash all of the membership interests of Technipower LLC, a wholly-owned subsidiary of the Company, for $5.5 million on a cash-free, debt-free basis. The proposal expired on February 20, 2009 without the Company acting on it. JMC believes that its offer is a significantly above market offer that would have given Solomon much needed working capital. The offer has expired without acceptance by the Company. The Company contacted JMC in writing indicating that more time was needed to evaluate the proposal. JMC was subsequently informed that a special committee of the Company's board of directors was established to evaluate the proposal more fully. However, JMC has not received any feedback from the committee concerning its offer.

                  Except as set forth in this Item 4, none of the Reporting Persons has any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Jezebel beneficially owned an aggregate of 4,838,570 shares of Common Stock (the "Jezebel Shares"), of which 2,861,937 represented shares issuable upon conversion of senior secured notes of the Company. The shares beneficially owned by Jezebel represented approximately 1.6% of the number of shares of Common Stock outstanding as of February 23, 2009 as reported in publicly available information (the "Outstanding Shares").

                  As of the date hereof, JMC beneficially owned an aggregate of 1,599,637 shares of Common Stock, representing approximately 0.5% of the Outstanding Shares (the "JMC Shares").

                  As of the date hereof, D'Amelio may be deemed to beneficially own an aggregate of 38,744,843 shares of Common Stock, representing approximately 12.6% of the Outstanding Shares (the "D'Amelio Shares"). 32,306,636 of the D'Amelio Shares, representing approximately 10.5% of the Outstanding Shares, were held directly by D'Amelio for his own account. 4,838,570 of the D'Amelio Shares, representing approximately 1.6% of the Outstanding Shares, were held directly by Jezebel, of which D'Amelio is the sole stockholder. 1,599,637 of the D'Amelio Shares, representing approximately 0.5% of Outstanding Shares, were held directly by JMC, of which D'Amelio is a Managing Director and member.

                  As of the date hereof, Bero may be deemed to beneficially own an aggregate of 1,599,637 shares of Common Stock. These shares, representing approximately 0.5% of the Outstanding Shares, were held directly by JMC, of which Bero is a Managing Director and member.


                               Page 8 of 11 Pages

                  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

      (b) As of the date hereof, Jezebel had sole voting and dispositive power over the Jezebel Shares, which represented approximately 1.6% of the Outstanding Shares.

                  As of the date hereof, JMC had sole voting and dispositive power over the JMC Shares, which represented approximately 0.5% of the Outstanding Shares.

                  As of the date hereof, D'Amelio, through his control of Jezebel and JMC, had sole voting and dispositive power over the Jezebel Shares and the JMC Shares, which, together with the shares held directly by D'Amelio for his own account, represented approximately 12.6% of the Outstanding Shares.

                  As of the date hereof, Bero, through his control of JMC, had sole voting and dispositive power over the JMC Shares, which represented approximately 0.5% of the Outstanding Shares.

      (c) On February 6, 2009, the Company issued to D'Amelio 20,000,000 shares of Common Stock in partial payment of compensation owed to him for services rendered to the Company as an employee.

      (d)         Not applicable.

      (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement between Jezebel Management Corporation, JMC Venture Partners LLC, Michael D'Amelio and G. Lawrence Bero, dated as of March 20, 2009.


                               Page 9 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009


JEZEBEL MANAGEMENT CORPORATION

By: /s/ Michael D'Amelio
    --------------------
Name: Michael D'Amelio
Title: President


JMC VENTURE PARTNERS LLC

By: /s/ G. Lawrence Bero
    --------------------
Name: G. Lawrence Bero
Title: Treasurer


/s/ Michael D'Amelio
--------------------
Michael D'Amelio


/s/ G. Lawrence Bero
--------------------
G. Lawrence Bero


                               Page 10 of 11 Pages

                                    Exhibit 1

                         Amended Joint Filing Agreement

      AGREEMENT dated as of March 20, 2009, between Jezebel Management Corporation ("Jezebel"), JMC Venture Partners LLC ("JMC"), Michael D'Amelio ("D'Amelio") and G. Lawrence Bero (Bero, and together with Jezebel, JMC and D'Amelio, the "Parties").

      Reference is made to that certain Joint Filing Agreement, dated as of April 5, 2006, between Jezebel and D'Amelio (the "Joint Filing Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Joint Filing Agreement.

      With the execution of this Amended Joint Filing Agreement by the Parties,
(i) each Party hereby represents to the other Parties that it is eligible to use
Schedule 13D to report its beneficial interest in shares of common stock, $.001 par value per share, of Solomon Technologies, Inc. and it will file the Schedule 13D on behalf of itself and (ii) each Party agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the
Schedule 13D, and each of the other Parties to the extent it knows or has reason to believe that any information about the other is inaccurate.


JEZEBEL MANAGEMENT CORPORATION

By: /s/ Michael D'Amelio
    --------------------
Name: Michael D'Amelio
Title: President


JMC VENTURE PARTNERS LLC

By: /s/ G. Lawrence Bero
    --------------------
Name: G. Lawrence Bero
Title: Treasurer


/s/ Michael D'Amelio
--------------------
Michael D'Amelio


/s/ G. Lawrence Bero
--------------------
G. Lawrence Bero


                               Page 11 of 11 Pages